EXHIBIT 99.1

Norsk Hydro third quarter 2004

Oslo (2004-10-18)
Consolidated Results (US GAAP)
(unaudited)

+--------------------------------------------------------------------------+
                      Third quarter           01.01.-30.09             Year
 ----------------+---------------------+------------------------+----------
                     2004  2004    2003     2004    2004    2003       2003
 ----------------+-------+-----+-------+--------+-------+-------+----------
 Million, except      NOK EUR1)     NOK      NOK   EUR1)     NOK        NOK
 per share data
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Operating
 revenues          38,528 4,616  32,439  116,376  13,943  99,556  133,761
 ----------------+-------+-----+-------+--------+-------+-------+--------+-

 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Operating income   8,047   964   5,288   25,613   3,069  15,259   21,625
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Non-consolidated
 investees            287    34      54      539      65     487      620
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Financial income
 (expense), net       307    37     295    (764)    (92)   (204)      154
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Other income
 (loss), net            -     -     139      110      13 (1,742)  (1,253)
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Income from
 continuing
 operations
 before tax and
 minority
 interest           8,641 1,035   5,776   25,498   3,055  13,800   21,146
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Income tax
 expense          (6,083) (729) (3,848) (17,474) (2,094) (8,559) (12,922)
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Minority
 interest            (78)   (9)      77    (185)    (22)     143      151
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Income from
 continuing
 operations         2,480   297   2,005    7,839     939   5,384    8,375
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Income from
 discontinued
 operations             -     -     392    1,083     130   1,538    2,312
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Income before
 cumulative
 effect of change
 in accounting
 principle          2,480   297   2,397    8,922   1,069   6,922   10,687
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Cumulative
 effect of change
 in accounting
 principle              -     -       -        -       -     281      281
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Net income         2,480   297   2,397    8,922   1,069   7 203   10,968
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------

 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Basic and
 diluted earnings
 per share from
 continuing
 operations (in
 NOK and Euro) 2)
 4)                  9.80  1.17    7.80    30.80    3.69   20.90    32.50
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Basic and
 diluted earnings
 per share before
 change in
 accounting
 principle (in
 NOK and Euro) 4)    9.80  1.17    9.30    35.00    4.19   26.80    41.50
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------

 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Financial data
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Investments -
 million            4,441   532   4,220   13,142   1,575  12,912   17,712
 ----------------+-------+-----+-------+--------+-------+-------+--------+-
 Net
 interest-bearing
 debt/equity(3)      0.12  0.12    0.39     0.12    0.12    0.39     0.38
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------

 ------------------------------------------------------------------------+-
 1) Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2004, which was 8.3647
 2) Earnings per share from continuing operations before cumulative effect of change in accounting principle.
 3) Adjusted net interest-bearing debt divided by shareholders' equity plus minority interest,adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.
 4) Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There are no diluting elements.
+--------------------------------------------------------------------------+

Hydro's income from continuing operations in the third quarter of
2004 was NOK  2,480 million (NOK 9.80 per share), compared with NOK
2,005 million (NOK 7.80 per share) in the third quarter of 2003. For the first nine months of 2004, Hydro's income from continuing operations was NOK 7,839 million compared with NOK 5,384 million in the first nine months of 2003. Hydro's agri business was transferred to Yara International ASA in a demerger transaction completed on 24
March 2004. Results relating to periods prior to the demerger are reported under "Income from discontinued operations". The following discussion excludes these activities.

"The strong results from the first half of this year continued
through the third quarter leading to a further strengthening of the group's financial position. The exceptionally high oil prices and a recent significant strengthening of the aluminium metal market make a solid positive impact on our results. Another important contribution to this year's strong performance is the result of  our efforts over the past several years  to increase volumes and expand business
activities under strict cost control.  Finally, our major   projects
are progressing on schedule and within budget," said President and
CEO Eivind Reiten.

Operating income for the third quarter of 2004  amounted to NOK 8,
047 million compared with NOK 5,288 million in the third quarter of
2003. Both Oil & Energy and Aluminium benefited from positive market conditions and good performance. Operating income for the first three quarters of 2004 was NOK  25, 613 million compared to NOK 15,259 million in the first three quarters of 2003.

The operating results for Oil & Energy  were impacted by  further price increases from the high price levels  during the second quarter. The averaged realized oil price was USD 41.7 per barrel in the third quarter of 2004 compared to USD 28.2 per barrel in the third quarter of the previous year. Measured in Norwegian kroner, the
average realized price increased 39 percent for the quarter.   Oil
and gas production averaged 514,000 barrels of oil equivalent (boe)
per day during the third quarter compared to 489,000 boe per day in the third quarter of the previous year. For the first nine months of
2004, oil and gas production averaged 566,000 boe per day, an increase of 11 percent compared to the first nine months of 2003.
Operating income for Energy and Oil Marketing suffered from weak results from downstream gas activities and lower power production.
Operating income for Oil and Energy also included the elimination of unrealized gains on internal gas contracts between Exploration and
Production and Energy and Oil marketing.  The elimination resulted in a negative effect in "Eliminations" of  NOK 300 million.

Aluminium  operations continued to benefit from improved market conditions. Hydro's realized aluminium prices increased from USD
1,445 per tonne in the third quarter of 2003 to USD 1,677 per tonne in the current quarter. Measured in Norwegian kroner, realized prices increased by about 12 percent. Upstream volumes increased mainly as a result of new capacity and improved capacity utilization. Volume developments for downstream activities remained positive, while margins declined or remained unchanged for the quarter. The first phase of the manning reductions related to the Aluimprover
improvement program approved earlier in the year progress as planned. Costs relating to the Aluimprover project are expected to impact the fourth quarter by approximately NOK 400 million.

Cash flow from operations in the first three quarters of 2004 was NOK
24.4 billion compared to NOK 22.2 billion in the first three quarters of 2003.

Investments in the third quarter of 2004 amounted to NOK 4.4 billion.
Around half of the amount invested related to oil and gas operations.

The provision for current and deferred taxes in the first three quarters of 2004 was NOK 17,474 million, approximately 69 percent of pre-tax income.

+-----------------+---------+----------+------+------------+--------+
                              Non-cons.
                   Operating      inv.,  Other Depreciation Adjusted
 NOK million          income Interest & income          and   EBITDA
                      (loss)   selected        amortization
                              fin.items
------------------+---------+----------+------+------------+--------+
------------------+---------+----------+------+------------+--------+
 Hydro Oil &
 Energy                7,521         37      -        2,370  9,928
------------------+---------+----------+------+------------+--------+
 Hydro Aluminium         858        205      -        1,033  2,096
------------------+---------+----------+------+------------+--------+
 Other activities        263        104      -          128    495
------------------+---------+----------+------+------------+--------+
 Corporate and
 eliminations          (595)        168      -            2  (425)
------------------+---------+----------+------+------------+--------+
------------------+---------+----------+------+------------+--------+
 Total                 8,047        514      -        3,533 12,094
------------------+---------+----------+------+------------+--------+
+-----------------+---------+----------+------+------------+--------+

01.01.-30.09.

+-----------------+---------+----------+------+------------+--------+
                              Non-cons.
                   Operating      inv.,  Other Depreciation Adjusted
 NOK million          income Interest & income          and   EBITDA
                      (loss)   selected        amortization
                              fin.items
------------------+---------+----------+------+------------+--------+
------------------+---------+----------+------+------------+--------+
 Hydro Oil &
 Energy               22,523        145      -        7,527 30,195
------------------+---------+----------+------+------------+--------+
 Hydro Aluminium       3,756        414      -        2,969  7,139
------------------+---------+----------+------+------------+--------+
 Other activities        403        299    110          387  1,199
------------------+---------+----------+------+------------+--------+
 Corporate and
 eliminations        (1,069)        432      -           10  (627)
------------------+---------+----------+------+------------+--------+
------------------+---------+----------+------+------------+--------+
 Total                25,613      1,290    110       10,893 37,906
------------------+---------+----------+------+------------+--------+
+-----------------+---------+----------+------+------------+--------+

Outlook for the coming months
Oil prices and demand are expected to remain high for the remainder of the year as a result of capacity constraints and continued global economic growth. The Company has increased its production target for
2004 as a whole from 560,000 to 575,000 boe per day. However, oil and gas production on the Norwegian Continental Shelf (NSC) will  be
negatively impacted for the remainder of the year and for   2005, if
the current labor dispute relating to floating rigs continues for an extended period.

At the beginning of October aluminium (three month LME) was trading between USD 1,700 and USD 1,900 per tonne in a very volatile market, supported by declining LME stocks, continuing short-term supply disruptions and renewed interest from investment funds. Volume developments are expected to remain positive for the remainder of the year, but gradually level off once consumer inventories are
replaced.   Pressure on downstream margins is expected to continue
for the remainder of the year.

Further information about Norsk Hydro ASA and the company's third quarter results 2004 are available on the Internet : www.Hydro.com

********
Certain statements in this press release are or may constitute
"forward-looking" statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes",
"anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed
description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly
comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures.  This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website
(www.hydro.com).

The third quarter report 2004 can be downloaded from the following link:
http://hugin.info/106/R/964455/139722.pdf

The third quarter presentation 2004 can be downloaded from the following link:
http://hugin.info/106/R/964474/139727.pdf

Contacts:

Idar Eikrem
(+47) 22 53 32 73
(+47) 95 02 83 63
Idar.Eikrem@hydro.com

Cecilie Ditlev-Simonsen
(+47) 22 53 20 97
(+47) 41 55 92 50
Cecilie.Ditlev-Simonsen@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com